Exhibit 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(dollar amounts in thousands)	2015	2014	2013
Pretax income before adjustment for income from unconsolidated subsidiaries	$141,094	$141,549	$114,879
Add:
Fixed charges	31,277	18,641	16,930
Dividends received	—	—	326
Adjusted pretax income	$172,371	$160,190	$132,135
Fixed charges:
Interest expense	$24,814	$12,330	$10,139
Estimate of interest within rental expense	6,463	6,311	6,791
Total fixed charges	$31,277	$18,641	$16,930
Ratio of earnings to fixed charges	5.5	8.6	7.8